Filed pursuant to Rule 433
Registration Statement No. 333-140456

Absolute Return Trigger Note
Linked to the S&P 500® Index

January 7, 2008

Amended Final Terms

Issuer:	Eksportfinans ASA
Underlying Index:	S&P 500® Index (Bloomberg Ticker “SPX”)
Specified Currency:	United States Dollars (USD)
Face Amount:	Each note will have a face amount equal to $1,000; $64,257,000 in the aggregate for all the offered notes
First Tranche Issue Price:	100% of face amount
Second Tranche Issue Price:	100.75% of face amount
First Tranche Offering:	$60,644,000
Second Tranche Offering:	$3,613,000
Proceeds to Issuer on First Tranche:	$997.50 per note
Proceeds to Issuer on Second Tranche:	$1004.00 per note
Denominations:	$1,000, and integral multiples of $1,000 in excess thereof
Trade Date of First Tranche:	December 21, 2007
Trade Date of Second Tranche:	January 7, 2008
Settlement Date:	January 8, 2008
Stated Maturity Date:	April 8, 2009, unless postponed one day due to non-business days
Determination Date:	March 25, 2009, unless postponed due to a market disruption event
Initial Index Level:	1,476.41
Final Index Level:	The closing level of the Underlying Index on the Determination Date
Trigger One:	1797.53 (121.75% of the Initial Index Level)
Trigger Two:	1155.29 (78.25% of the Initial Index Level)
Index Return:	The result of (1) the Final Index Level minus the Initial Index Level divided by (2) the Initial Index Level, expressed as a percentage
Absolute Index Return:	The absolute value of the Index Return, expressed as a percentage
Payment Amount:	On the stated maturity date, you will receive an amount in cash per note equal to:
If the underlier level never trades above trigger one and never trades below trigger two at any point in time during any trading day within the measurement period, then
Face amount * (100% + Absolute Index Return)
If the underlier level trades above trigger one or trades below trigger two at any point in time during any trading day within the measurement period, then
Face amount
Measurement Period:	Any trading day from but not including the Trade Date up to and including the Determination Date
No Listing:	The notes will not be listed on any securities exchange or interdealer market quotation system
CUSIP:	282645233
ISIN:	US2826452334

Disclaimers

“Standard & Poor’s®”, “S&P®”, and “S&P 500®” are registered trademarks of The McGraw-Hill Companies, Inc. and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Standard & Poor’s makes no representation regarding the advisability of investing in the notes. The pricing supplement will contain a more detailed description of the limited relationship Standard & Poor’s® has with Goldman, Sachs & Co. and these securities. The foregoing in no way modifies or limits any disclaimers or limitations of liability that the issuer may make to prospective or actual purchasers or holders of these securities.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

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